
15008190

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AUG 18 2015

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Japan
Exact name of registrant as specified in charter

000837056
Registrant CIK Number

Annual Report on Form 18-K
for the Fiscal Year Ended March 31, 2015
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

33-23423-01
SEC file number, if available

S-____
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-____
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal Year Ended March 31, 2015
Report period (if applicable)

____
Name of Person Filing the Document
(If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

____ Rule 202 (Continuing Hardship Exemption)

_X_ Rule 311 (Permitted Paper Exhibit)

TOKYO:66716.3

SIGNATURES

Filings Made by the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 18, 2015.

Japan

By: 

Genichi Osawa
Ministry of Finance, Consulate General in New York

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ___________, 20____, that the Information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

EXHIBIT INDEX

Exhibit Number	Description
1.	Initial Annual Budget of the Registrant for the fiscal year ending March 31, 2016 (Exhibit 2 to the Annual Report on Form 18-K of Japan for the fiscal year ended March 31, 2015, filed on August 18, 2015)

Exhibit 1

平成 27 年度予算及び財政投融資計画の説明

第 189 回 国 会

（未 定 稿）

平 成 27 年 2 月

財 務 省 主 計 局
理 財 局

Ⅰ 一般会計歳入歳出予算

1 歳入予算対前年度比較表

（単位 千円）

区分	27年度予算額	26年度予算額	比較増△減
租税及印紙収入	54,525,000,000	50,001,000,000	4,524,000,000
官業益金及官業収入	43,936,324	45,396,979	△ 1,460,655
政府資産整理収入	288,679,266	332,823,924	△ 44,144,658
雑収入	4,619,147,693	4,247,721,777	371,425,916
公債金	36,863,000,000	41,250,000,000	△ 4,387,000,000
前年度剰余金受入	2,187,687	5,360,149	△ 3,172,462
計	96,341,950,970	95,882,302,829	459,648,141

2 歳出予算主要経費別対前年度比較表

（単位 千円）

事項	27年度予算額	26年度予算額	比較増△減
社会保障関係費			
1 年金医療介護保険給付費	23,110,662,780	22,550,075,525	560,587,255
2 生活保護費	2,904,152,184	2,922,167,034	△ 18,014,850
3 社会福祉費	4,859,142,142	4,462,726,014	396,416,128
4 保健衛生対策費	487,644,561	409,277,477	78,367,084
5 雇用労災対策費	168,060,717	182,395,776	△ 14,335,059
計	31,529,662,384	30,526,641,826	1,003,020,558
文教及び科学振興費			
1 義務教育費国庫負担金	1,528,404,000	1,532,183,000	△ 3,779,000
2 科学技術振興費	1,285,727,376	1,337,223,102	△ 51,495,726
3 文教施設費	72,873,030	73,344,016	△ 470,986
4 教育振興助成費	2,371,631,047	2,382,533,014	△ 10,901,967
5 育英事業費	102,684,229	107,716,985	△ 5,032,756
計	5,361,319,682	5,433,000,117	△ 71,680,435
国債費	23,450,701,778	23,270,154,867	180,546,911
恩給関係費			
1 文官等恩給費	12,475,935	14,192,535	△ 1,716,600
2 旧軍人遺族等恩給費	361,020,342	408,317,660	△ 47,297,318
3 恩給支給事務費	1,916,303	1,470,251	446,052
4 遺族及び留守家族等援護費	17,798,505	20,307,760	△ 2,509,255
計	393,211,085	444,288,206	△ 51,077,121
地方交付税交付金	15,416,869,152	16,023,244,850	△ 606,375,698
地方特例交付金	118,868,000	119,188,000	△ 320,000
防衛関係費	4,980,139,987	4,884,794,186	95,345,801
公共事業関係費			
1 治山治水対策事業費	844,772,000	842,162,000	2,610,000
2 道路整備事業費	1,328,048,000	1,322,818,000	5,230,000
3 港湾空港鉄道等整備事業費	420,822,000	420,749,000	73,000

（単位　千円）

事　項	27年度予算額	26年度予算額	比較増△減
4　住宅都市環境整備事業費	543,339,000	548,558,000	△　5,219,000
5　公園水道廃棄物処理等施設整備費	122,806,000	121,078,000	1,728,000
6　農林水産基盤整備事業費	574,350,000	573,011,000	1,339,000
7　社会資本総合整備事業費	1,996,554,000	1,996,419,000	135,000
8　推進費等	67,312,000	70,621,000	△　3,309,000
小計	5,898,003,000	5,895,416,000	2,587,000
9　災害復旧等事業費	73,079,000	73,079,000	—
計	5,971,082,000	5,968,495,000	2,587,000
経済協力費	506,414,588	509,779,952	△　3,365,364
中小企業対策費	185,618,234	185,283,855	334,379
エネルギー対策費	898,510,726	964,204,631	△　65,693,905
食料安定供給関係費	1,041,683,601	1,050,666,452	△　8,982,851
その他の事項経費	6,137,869,753	6,152,560,887	△　14,691,134
皇室費	6,116,909	6,149,846	△　32,937
国会	137,556,629	136,452,491	1,104,138
裁判所	313,097,396	311,058,216	2,039,180
会計検査院	17,128,299	17,046,793	81,506
内閣	109,091,080	114,151,497	△　5,060,417
内閣府	665,536,103	667,087,570	△　1,551,467
総務省	391,905,521	306,477,081	85,428,440
法務省	737,486,841	729,862,268	7,624,573
外務省	291,961,455	271,130,369	20,831,086
財務省	1,638,355,507	1,757,859,332	△　119,503,825
文部科学省	228,545,994	230,891,800	△　2,345,806
厚生労働省	347,546,386	348,792,189	△　1,245,803
農林水産省	393,328,734	399,640,480	△　6,311,746
経済産業省	120,270,590	117,408,758	2,861,832
国土交通省	662,178,515	662,112,432	66,083
環境省	77,763,794	76,439,765	1,324,029
予備費	350,000,000	350,000,000	—
合計	96,341,950,970	95,882,302,829	459,648,141

（注）　26年度予算額は、27年度予算額との比較対照のため、組替えをしてある。

Ⅱ 特別会計歳入歳出予算

（単位 千円）

会計名	27年度予算額		26年度予算額		比較増△減	
	歳入	歳出	歳入	歳出	歳入	歳出
交付税及び譲与税配付金	53,716,961,135	52,575,879,484	54,109,955,987	52,756,610,631	△392,994,852	△180,731,147
地震再保険	139,191,273	139,191,273	129,447,361	129,447,361	9,743,912	9,743,912
国債整理基金	206,845,475,765	206,845,475,765	214,086,088,199	214,086,088,199	△7,240,612,434	△7,240,612,434
外国為替資金	2,622,337,019	1,608,998,904	2,424,959,421	1,635,241,307	197,377,598	△26,242,403
財政投融資						
財政融資資金勘定	33,085,031,139	32,881,439,958	38,233,418,638	37,946,834,153	△5,148,387,499	△5,065,394,195
投資勘定	805,917,364	805,917,364	317,422,562	317,422,562	488,494,802	488,494,802
特定国有財産整備勘定	48,854,362	48,854,362	50,150,398	50,150,398	△1,296,036	△1,296,036
エネルギー対策						
エネルギー需給勘定	2,344,523,657	2,344,523,657	2,429,831,953	2,429,831,953	△85,308,296	△85,308,296
電源開発促進勘定	349,502,531	349,502,531	363,560,849	363,560,849	△14,058,318	△14,058,318
原子力損害賠償支援勘定	8,807,114,163	8,633,192,063	9,200,927,702	8,852,235,897	△393,813,539	△219,043,834
労働保険						
労災勘定	1,218,161,586	1,061,985,986	1,213,469,565	1,067,700,568	4,692,021	△5,714,582
雇用勘定	2,552,495,934	2,552,495,934	2,621,976,070	2,621,976,070	△69,480,136	△69,480,136
徴収勘定	3,249,029,152	3,249,029,152	3,222,833,171	3,222,833,171	26,195,981	26,195,981
年金						
基礎年金勘定	23,394,329,354	23,394,329,354	22,435,327,567	22,435,327,567	959,001,787	959,001,787
国民年金勘定	4,191,868,905	4,191,868,905	4,535,964,771	4,535,964,771	△344,095,866	△344,095,866
厚生年金勘定	44,134,538,853	44,134,538,853	41,088,616,561	41,088,616,561	3,045,922,292	3,045,922,292
健康勘定	10,377,839,224	10,377,839,224	9,826,051,129	9,826,051,129	551,788,095	551,788,095
子ども・子育て支援勘定	1,531,542,264	1,531,542,264	1,488,767,521	1,488,767,521	42,774,743	42,774,743
業務勘定	392,169,357	392,169,357	385,117,129	385,117,129	7,052,228	7,052,228
食料安定供給						
農業経営安定勘定	287,503,556	287,503,556	268,944,249	268,944,249	18,559,307	18,559,307
食糧管理勘定	970,908,565	970,908,565	1,051,824,684	1,051,824,684	△80,916,119	△80,916,119
農業共済再保険勘定	89,329,012	80,415,642	93,611,425	85,234,109	△4,282,413	△4,818,467
漁船再保険勘定	11,766,060	9,212,399	11,572,339	8,433,570	193,721	778,829
漁業共済保険勘定	13,462,125	8,895,738	16,343,207	9,036,072	△2,881,082	△140,334
業務勘定	14,412,933	14,412,933	12,234,329	12,234,329	2,178,604	2,178,604
国営土地改良事業勘定	43,164,939	43,164,939	33,664,342	33,664,342	9,500,597	9,500,597
国有林野事業債務管理	322,606,622	322,606,622	315,424,689	315,424,689	7,181,933	7,181,933
貿易再保険	219,607,309	219,607,309	204,128,289	204,128,289	15,479,020	15,479,020
特許	313,241,596	140,430,560	313,107,609	126,063,602	133,987	14,366,958
自動車安全						
保障勘定	60,133,336	5,493,032	60,452,715	5,905,216	△319,379	△412,184

（単位　千円）

会計名	27年度予算額 歳入	27年度予算額 歳出	26年度予算額 歳入	26年度予算額 歳出	比較増△減 歳入	比較増△減 歳出
自動車検査登録勘定	52,840,128	39,092,523	47,432,979	34,523,703	5,407,149	4,568,820
自動車事故対策勘定	13,052,583	13,052,583	13,070,137	13,070,137	△ 17,554	△ 17,554
空港整備勘定	370,671,174	370,671,174	366,926,378	366,926,378	3,744,796	3,744,796
東日本大震災復興	3,908,704,706	3,908,704,706	3,646,408,225	3,646,408,225	262,296,481	262,296,481

（注）　森林保険特別会計については、27年度より廃止されることから、上記には記載していない。

Ⅲ　政府関係機関収入支出予算

（単位　千円）

機関別	27年度予算額		26年度予算額		比較増△減	
	収入	支出	収入	支出	収入	支出
沖縄振興開発金融公庫	17,304,305	13,880,032	18,919,234	15,510,150	△ 1,614,929	△ 1,630,118
株式会社日本政策金融公庫						
国民一般向け業務	174,370,799	106,733,429	185,881,315	108,471,377	△ 11,510,516	△ 1,737,948
農林水産業者向け業務	58,604,556	53,492,356	62,101,706	57,162,084	△ 3,497,150	△ 3,669,728
中小企業者向け業務	128,208,075	66,177,215	137,031,534	76,638,448	△ 8,823,459	△ 10,461,233
信用保険等業務	292,854,422	764,652,794	315,715,839	952,179,952	△ 22,861,417	△ 187,527,158
危機対応円滑化業務	66,388,013	174,022,249	84,912,468	206,841,715	△ 18,524,455	△ 32,819,466
特定事業等促進円滑化業務	3,034,980	3,034,931	2,703,728	2,703,548	331,252	331,383
株式会社国際協力銀行	928,348,440	909,895,353	821,481,718	805,552,655	106,866,722	104,342,698
独立行政法人国際協力機構有償資金協力部門	165,872,560	124,097,547	170,357,247	111,900,552	△ 4,484,687	12,196,995